Exhibit 99.1

Kamada Announces $11.4 Million International VARIZIG® Procurement Agreement

●	Procurement Agreement Following a New Tender Won from an International Organization Operating Principally in Latin America

●	Product Supply Expected During the Fourth Quarter of 2022 and the First Half of 2023

Rehovot, Israel, and Hoboken, NJ, July 6, 2022 -- Kamada Ltd. (NASDAQ & TASE: KMDA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, announced today that it has secured an $11.4 million agreement to supply VARIZIG® to an undisclosed international organization, operating principally in Latin America. The supply of the product is expected to occur from the fourth quarter of 2022 through the first half of 2023.

“We are extremely pleased with this significant supply agreement, which strongly validates our ability to grow the sales of our newly acquired portfolio of four FDA-approved plasma-derived specialty IgGs in the international markets,” said Amir London, Kamada’s Chief Executive Officer. “This order, which is based on winning a new tender, is indicative of the significant commercial potential for these products in the international markets, beyond the U.S. and Canada, and we intend to continue pursuing additional commercial contracts in key strategic territories.”

VARIZIG [Varicella Zoster Immune Globulin (Human)], one of four recently acquired FDA-approved commercial products by Kamada, contains antibodies specific for the Varicella zoster virus, and is indicated for post-exposure prophylaxis of varicella (chickenpox) in high-risk patient groups, including immunocompromised children, newborns, and pregnant women. VARIZIG is intended to reduce the severity of chickenpox infections in these patients. The U.S. Centers for Disease Control (CDC) recommends VARIZIG for postexposure prophylaxis of varicella for persons at high-risk for severe disease who lack evidence of immunity to varicella. The product is the sole FDA-approved IgG product for this indication.

VARIZIG is manufactured by Emergent BioSolutions (NYSE: EBS) at their facility in Winnipeg, MB, Canada, under a contract development and manufacturing (CDMO) service agreement.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) The $11.4 million supply of the product is expected to occur from the fourth quarter of 2022 through the first half of 2023, 2) positive statements regarding Kamada’s ability to grow the sales of our newly acquired portfolio of four FDA-approved plasma-derived specialty IgGs in the international markets, and 3) statements regarding the significant commercial potential for these products in the international markets, beyond the U.S. and Canada, and Kamada’s intention to continue pursuing additional commercial contracts in key strategic territories. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, disruption to the supply chain due to COVID-19 pandemic, Kamada’s ability to successfully integrate the new product portfolio into its current product portfolio, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com